SMA Relationship Trust

One North Wacker Drive

Chicago, Illinois 60606-2807

March 13, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SMA Relationship Trust has made disclosure pursuant to such provisions in its Annual Report on Form N-CSR for the fiscal year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 13, 2023.

Very truly yours,

SMA Relationship Trust

By:	/s/ Joanne M. Kilkeary
Name:	Joanne M. Kilkeary
Title:	Vice President, Treasurer and Principal Accounting Officer